TIFF Investment Program, Inc.

170 N. Radnor Chester Road

Suite 300

Radnor, PA 19087

VIA EDGAR CORRESPONDENCE

June 26, 2014

Ms. Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TIFF Investment Program, Inc. (the “Registrant”): File Nos. 811-08234 and 33-73408 Comment Pursuant to Review of the Financial Statements for Fiscal Year Ended December 31, 2013 (the “Filing”)

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comment you provided to the undersigned in a telephonic discussion on Thursday, June 19, 2014, in connection to your review of the Filing, which was filed via EDGAR with the Securities and Exchange Commission (the “SEC”) on March 10, 2014.

A summary of the comment and response thereto on behalf of the Registrant, is provided below.

1.	Comment: With respect to the Summary Prospectuses presented on the Registrant’s Web site, funds have two linkage options (i) each section of the Summary Prospectus must link to any other section of the statutory prospectus and SAI that provides additional detail concerning that section of the Summary Prospectus (one mouse click), or (ii) the Summary Prospectus must have links at the beginning and end of the Summary Prospectus (or that remain continuously visible) to the table of contents of both the statutory prospectus and the SAI (which must themselves satisfy the linkage requirements described above) (two mouse clicks). Please add the links required by Rule 498(e)(2).

Response: The Registrant has added the links required by Rule 498(e)(2).

On behalf of the Registrant, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. The Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

I hope that the foregoing is responsive to the comment provided on June 19, 2014. Please do not hesitate to contact me at (617) 662-0845 if you have any questions regarding these responses.

Sincerely,

/s/ Danio Mastropieri, Esq.

Danio Mastropieri, Esq.

cc:	Richelle S. Maestro, Esq.
Kristin Ives, Esq.